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                                          Filed Pursuant to SEC Rule 425
                                          Filing Person:  UtiliCorp United Inc.
                                          Subject Company:  Aquila, Inc.
                                          Subject Company's File Number 1-16315



                       [UtiliCorp United Inc. letterhead]


                                          Richard C. Green, Jr.
                                          Chairman and Chief Executive Officer

                                          Robert K. Green
                                          President and Chief Operating Officer

November 28, 2001

Dear Shareholder:

We are pleased to learn of your investment in UtiliCorp United (NYSE:UCU) and would like to provide you with additional information about our businesses. UtiliCorp is an international, growth-oriented energy company based in Kansas City, Missouri. We operate two primary business segments: Energy Merchant and Networks.

Our energy merchant business operates primarily through Aquila, Inc., an 80 percent-owned subsidiary. Aquila is experiencing rapid growth as a leading risk manager and wholesale energy merchant. The company controls a geographically diverse asset base and transportation network, markets and trades a wide portfolio of commodities, and provides a broad array of products and services to allow clients to manage risks such as price volatility or availability of supply. The merchant strategy behind Aquila's rapid growth has been a key driver of UtiliCorp's achievement of aggressive earnings targets.

In response to current market and economic conditions, we have decided that our shareholders would be better served by embracing the Aquila strategy as core. Accordingly, we recently announced our plan to make an exchange offer through which we would acquire all of the outstanding, publicly held common shares of Aquila. To symbolize the change of leading with the merchant strategy, we intend to adopt "Aquila" as our corporate name upon successfully completing the offer.

Our networks business serves approximately 4 million electric and natural gas customers in Canada, Australia, New Zealand, and the United States. In addition, we have announced the planned acquisition of Midlands Electricity in the United Kingdom, which serves an additional 2.3 million network customers. Also contained within networks is our approximate 38.5% equity interest in Quanta Services, Inc. and our U.S. broadband communications' activities.

UtiliCorp pays quarterly cash dividends in March, June, September, and December. Under our Dividend Reinvestment and Common Stock Purchase Plan, direct shareholders may buy more shares with all or some of their dividend proceeds. Detailed plan information is enclosed for your convenience. Should you decide to participate, please complete the enclosed enrollment card and return it in the reply envelope provided.

A copy of our 2000 Annual Report is enclosed. To stay up to date during the year, you may access current financial reports, news releases, and other information on our web site at WWW.UTILICORP.COM. You may also call our toll-free Shareholder Information Line at 888-UCU-2000 to get a current stock

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quote, listen to news release headlines, and request materials by fax or mail.
If you need any other information or assistance, please call Shareholder Relations at 800-487-6661.

Again, we appreciate your investment in UtiliCorp and look forward to serving you.


Sincerely
/s/ Richard C. Green, Jr.                              /s/ Robert K. Green


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                       [UtiliCorp United Inc. letterhead]

                                           Richard C. Green, Jr.
                                           Chairman and Chief Executive Officer

                                           Robert K. Green
                                           President and Chief Operating Officer

November 28, 2001


Dear Shareholder:

We are pleased to learn of your investment in UtiliCorp United (NYSE:UCU) and would like to provide you with additional information about our businesses. UtiliCorp is an international, growth-oriented energy company based in Kansas City, Missouri. We operate two primary business segments: Energy Merchant and Networks.

Our energy merchant business operates primarily through Aquila, Inc., an 80 percent-owned subsidiary. Aquila is experiencing rapid growth as a leading risk manager and wholesale energy merchant. The company controls a geographically diverse asset base and transportation network, markets and trades a wide portfolio of commodities, and provides a broad array of products and services to allow clients to manage risks such as price volatility or availability of supply. The merchant strategy behind Aquila's rapid growth has been a key driver of UtiliCorp's achievement of aggressive earnings targets.

In response to current market and economic conditions, we have decided that our shareholders would be better served by embracing the Aquila strategy as core. Accordingly, we recently announced our plan to make an exchange offer through which we would acquire all of the outstanding, publicly held common shares of Aquila. To symbolize the change of leading with the merchant strategy, we intend to adopt "Aquila" as our corporate name upon successfully completing the offer.

Our networks business serves approximately 4 million electric and natural gas customers in Canada, Australia, New Zealand, and the United States. In addition, we have announced the planned acquisition of Midlands Electricity in the United Kingdom, which serves an additional 2.3 million network customers. Also contained within networks is our approximate 38.5% equity interest in Quanta Services, Inc. and our U.S. broadband communications' activities.

A copy of our 2000 Annual Report is enclosed. To stay up to date during the year, you may access current financial reports, news releases, and other information on our web site at WWW.UTILICORP.COM. You may also call our toll-free Shareholder Information Line at 888-UCU-2000 to get a current stock quote, listen to news release headlines, and request materials by fax or mail. If you need any other information or assistance, please call Shareholder Relations at 800-487-6661.

Again, we appreciate your investment in UtiliCorp and look forward to serving you.

Sincerely

/s/ Richard C. Green, Jr.                              /s/ Robert K. Green


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposal by UtiliCorp to make an exchange offer to the public shareholders of Aquila, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.